Exhibit 99.1

Maris-Tech Announces Record Backlog of Approximately $10,800,000

Rehovot, Israel, Jan. 30, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge computing artificial intelligence (AI) accelerated video solutions for edge platforms, today announced that the Company’s backlog as of January 29, 2024, reached a record high of approximately $10,800,000.

The Company defines backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and the Company considers valid. The backlog consists of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies.

“We are very pleased with the successes of 2023, gaining new and repeat business that is also reflected in a record backlog of orders. The backlog reflects the continued demand for our innovative defense and AI-powered solutions, which has increased the Company’s backlog consistently. We eagerly anticipate meeting the challenges, expectations and goals of 2024,” said Israel Bar, CEO of Maris-Tech.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as ““believe”,” “expect”,” “may”, “should”, “could,” “seek”, “intend”, “plan”, “goal”, “estimate”, “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the Company’s backlog, the anticipated fulfillment of that backlog, and the demand for the Company’s defense and AI-powered solutions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com